UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes     No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Receives Certification as a

“Socially Responsible Company”

Monterrey, Mexico, March 12, 2008 -- Grupo Aeroportuario del Centro Norte, known as OMA, received recognition for the first time as a Socially Responsible Company (ESR) for 2008 from the Mexican Center for Philanthropy, or CEMEFI, and the Alliance for Corporate Social Responsibility, AliaRSE. The delivery of the certification took place as part of the ESR 2008 awards ceremony in Mexico City yesterday.

According to CEMEFI, “The ESR logo certifies a company to its employees, investors, customers, public officials, and society in general for having publicly assumed the commitment for management practices that are socially responsible as part of their culture and business strategy, and for having supported compliance with the standards proposed in four areas of Social Responsibility: quality of life within the company, business ethics, community ties, and care for and preservation of the environment.”

Rubén López, OMA’s CEO, said, “The recognition of OMA as a Socially Responsible Company motivates all of us to continue developing programs that benefit our people and the communities where we operate.”

OMA’s vision of Social Responsibility has been turned into integrated policies, practices, and actions that result in an express commitment to:

•	employees and their families,
•	the communities where we operate,
•	airport users and business partners, and
•	protection of the environment.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 900 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: March 12, 2008